Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Announces Earnings Release Date

Macau, Thursday, February 5, 2026 - Melco Resorts & Entertainment Limited (Nasdaq: MLCO), a developer, owner and operator of integrated resort facilities in Asia and Europe, today announces that it will release its unaudited financial results for the fourth quarter and full year ended December 31, 2025 on Thursday, February 12, 2026 to be followed by a conference call on the same day at 8:30 a.m. Eastern Time (or 9:30 p.m. Singapore Time).

To join the conference call, please register in advance using the below Online Registration Link. Upon registering, each participant will receive the dial-in numbers, passcode and a unique Personal PIN which can be used to join the conference.

Online Registration Link: https://s1.c-conf.com/diamondpass/10051721-zl415j.html

An audio webcast and replay of the conference call will also be available at http://www.melco-resorts.com.

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Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) changes in the gaming market and visitations in Macau, the Philippines, the Republic of Cyprus and Sri Lanka, (ii) local and global economic conditions, (iii) capital and credit market volatility, (iv) our anticipated growth strategies, (v) risks associated with the implementation of the amended Macau gaming law by the Macau government, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

MELCO RESORTS & ENTERTAINMENT LIMITED

Incorporated in the Cayman Islands with limited liability

新濠博亞娛樂有限公司

於開曼群島註冊成立的有限公司

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates City of Dreams (www.cityofdreamsmacau.com) and Altira Macau (www.altiramacau.com), integrated resorts located in Cotai and Taipa, Macau, respectively. Its business also includes the Mocha Clubs (www.mochaclubs.com), the only non-casino based operation of electronic gaming machines in Macau. In addition, the Company operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, the Company operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company operates City of Dreams Mediterranean, an integrated resort in Limassol, in the Republic of Cyprus (www.cityofdreamsmed.com.cy) and licensed satellite casinos in other cities in Cyprus (the “Cyprus Casinos”). In South Asia, the Company operates the casino and manages the Nüwa hotel at City of Dreams Sri Lanka (www.cityofdreamssrilanka.com), an integrated resort in Colombo, Sri Lanka. For more information about the Company, please visit www.melco-resorts.com.

The Company is majority owned by Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, which is in turn majority owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

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